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                         May 12, 2022

       Kevin Wirges
       Chief Financial Officer
       CareMax, Inc.
       1000 NW 57 Court, Suite 400
       Miami, Florida 33126

                                                        Re: CareMax, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 4, 2022
                                                            File No. 333-264654

       Dear Mr. Wirges:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Joshua M. Samek, Esq.